UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36206

SOLAI Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Director and Officer

Effective August 21, 2026, Mr. Zhan Chen (“Mr. Chen”) resigned as an independent director of SOLAI Limited (the “Company”). Mr. Chen’s resignation also resulted in his ceasing to serve as a member of the audit committee of the board of directors (the “Board”), a member of the nominating and corporate governance committee of the Board, and a member of the strategic planning committee of the Board. Mr. Chen’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

Effective August 31, 2026, Mr. Qiang Yuan (“Mr. Yuan”) resigned as the Chief Financial Officer of the Company. Mr. Yuan’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAI Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: September 18, 2026